ROPES & GRAY LLP 1211 Avenue of the Americas NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

January 24, 2024	Nicholas M. Coppola T +1 212 596 9490 nicholas.coppola@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kimberly Browning

Re:

DoubleLine ETF Trust (the “Registrant”), with respect to DoubleLine Commodity Strategy ETF and DoubleLine Fortune 500 Equal Weight ETF (each a “Fund” and together the “Funds”), File Nos. 333-260030 and 811-23746

Dear Ms. Browning:

This letter is being filed to respond to the comments provided by telephone on January 23, 2024, by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 5 to its registration statement and the Registrant’s responses to comments made by the Staff filed on January 11, 2024, and January 23, 2024, (the “Prior Response Letters”). PEA No. 5 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 25, 2023, to register shares of the Funds, each a new series of the Registrant. The Registrant is filing PEA No. 8 pursuant to Rule 485(b) (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 5.

The following sets forth the Staff’s comments and the Registrant’s responses thereto.

I.	PROSPECTUS

a.	COMMODITY STRATEGY ETF

Fees and Expenses

1.	Comment: Please confirm that there are no other fee waivers other than the fee waiver letter dated January 16, 2024, relating to the DoubleLine Commodity Strategy ETF and its

Subsidiary (the “Fee Waiver Letter”) for either the DoubleLine Fortune 500 Equal Weight ETF or the DoubleLine Commodity Strategy ETF.

Response: The Registrant confirms that there are no other fee waivers in place other than the Fee Waiver Letter which was provided to the Staff and will be disclosed in, and filed with, the 485(b) Filing.

2.	Comment: Please confirm whether there are any other documents governing the fee waiver other than the Fee Waiver Letter.

Response: The Registrant confirms that there are no other documents governing the fee waiver for the Commodity Strategy ETF other than the Fee Waiver Letter.

3.

Comment: With respect to the Fee Waiver Letter, please confirm that the Adviser has no recoupment rights for any of the waived advisory fee for service to the Subsidiary. Please also confirm that the Subsidiary’s other expenses will be borne by the Adviser pursuant to the unitary fee structure. Additionally, please confirm for the Staff what document reflects that agreement that the Adviser will bear other expenses.

Response: The Registrant confirms that the Adviser has no recoupment rights for any advisory fees that would be payable to it by the Fund that have been waived because of advisory fees paid by the Subsidiary. The Registrant also confirms that, pursuant to the unitary fee structure under the Subsidiary’s investment management agreement with the Adviser (memorialized in Section 1(d) of such agreement), the Adviser will bear all expenses of the Subsidiary “except for the fee paid to the Manager for advisory services pursuant to this Agreement, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, and extraordinary expenses.” The Registrant confirms that expenses of the Subsidiary not borne by the Adviser pursuant to this unitary fee structure will be included in the fee table’s “Other Expenses” line item pursuant to the requirements of Form N-1A.

Please also see the Registrant’s response to Comment 6.

4.	Comment: With regards to the added fee table disclosure, please relocate this disclosure to Item 10.

Response: The Registrant has made the requested change.

5.

Comment: Please re-confirm what is stated in Response 32 of the Registrant’s response letter dated January 11, 2024: “Please confirm that the Subsidiary’s management fee, including any performance fee, will be included in the “Management Fee line in the Annual Fund Operating Expenses table and the Subsidiary’s other expenses will be included in the table’s “Other Expenses” line.

Response: The Registrant so confirms that the Subsidiary’s management fee (which will be paid in place of the Fund’s management fee with respect to assets invested in the

Subsidiary) will be included in the Management Fee line and that the Subsidiary’s expenses not borne by the Adviser will be included in the Other Expenses line pursuant to the requirements of Form N-1A.

6.

Comment: The Staff notes that the Fee Waiver Letter and the disclosure discussing it is silent with respect to termination date and does not specify who or how the Fee Waiver Letter may be terminated. Enhance Item 10 disclosure to clarify the period that the waiver will continue and when and how it will terminate.

Response: The Registrant has made the requested change, reflected below:

DoubleLine Alternatives has entered into an Investment Management Agreement with DoubleLine Commodity ETF Ltd., a wholly-owned subsidiary of Commodity Strategy ETF (the “Commodity Subsidiary Advisory Agreement”), and the terms of the Commodity Subsidiary Advisory Agreement are substantially similar to those of Commodity Strategy ETF’s Advisory Agreement. The Fund’s Subsidiary also pays the Adviser a management fee of 0.65% of the Subsidiary’s average daily net assets. The Adviser has contractually agreed that any management fees paid to it by the Subsidiary will reduce the management fees payable to it by the Fund. The Adviser has no recoupment rights with respect to fees waived under this agreement. This fee waiver will remain in effect so long as the Fund invests in the Subsidiary and it cannot be amended or rescinded without the approval of the Trustees of the Trust.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9490 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nicholas M. Coppola

Nicholas M. Coppola

cc: Jeremy Smith, Esq.

Kathleen	Nichols, Esq.
Keith	MacLeod, Esq.